

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2017

Mark Smith
Chief Financial Officer
Enstar Group Limited
Windsor Place, 3rd Floor
22 Queen Street
Hamilton HM JX
Bermuda

> **Re: Enstar Group LTD**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 27, 2017**
> **File No. 001-33289**

Dear Mr. Smith:

We have reviewed your July 20, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 6, 2017 letter.

Form 10-K for the Year Ended December 31, 2016

Notes to Consolidated Financial Statements
Note 11: Loss and Loss Adjustment Expenses, page 166

1. As the objectives of the disclosures about short-duration contracts are to increase transparency, please confirm that you will provide disclosure in future periodic reports similar to the information provided in your response to prior comment two, specifically the table and related footnotes to the table that reconciles StarStone's current period net incurred losses and loss adjustment expenses (LAE), net of reinsurance with the incurred losses and allocated LAE, net of reinsurance in the loss triangles. In this regard, confirm

to us, if true, that the amounts labeled as "Unallocated loss and loss adjustment expenses" do not actually include any unallocated loss amounts but only include unallocated loss adjustment expenses consistent with ASC 944-40-50-4B.

2.   In your response, you stated that the individual categories, within the StarStone segment, did not exhibit significantly different characteristics in terms of the timing or the uncertainty of the related cash flows. Basis of Conclusion 2 in ASU 2015-09 indicates that one of the objectives of the disclosures about short-duration contracts is to provide financial statements users with information to facilitate analysis of the amount, timing and uncertainty of cash flows arising from contracts issued by insurance entities **and** the development of loss reserve estimates. Please confirm to us that the individual categories within the StarStone segment did not exhibit significantly different characteristics in terms of the development of loss reserve estimates, if true. If not true, please tell us why further disaggregation for the purposes of presenting the accident year disclosures is not warranted.

You may contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 if you have questions regarding the comments.

Division of Corporation Finance
Office of Healthcare and
Insurance